EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
CYTRX CORPORATION

     CytRx Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting in its entirety the Fourth Article and by replacing it with the following:

"FOURTH: The total number of shares of all classes of stock that the corporation shall have the authority to issue is Forty-Two Million Four Hundred Ninety-Nine Thousand Nine Hundred Ninety-Nine (42,499,999), of which Forty-One Million Six Hundred Sixty Six Thousand Six Hundred Sixty-Six (41,666,666) shall be common stock, par value $.001 per share (the "Common Stock"), and Eight Hundred Thirty-Three Thousand Three Hundred Thirty-Three (833,333) shall be preferred stock, par value $.01 per share (the "Preferred Stock").

The Board of Directors is hereby authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a Certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, any qualifications, limitations or restrictions thereof.

Upon the filing and effectiveness (the "Effective Time") of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each six (6) shares of the corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests described below (the "Reverse Stock Split").  No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Fractional shares will be rounded up to the next whole share.  The corporation will issue one full share of the post Reverse Stock Split Common Stock to any stockholder who would have been entitled to receive a fractional share as a result of the process. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: The effective date of this Certificate of Amendment to Restated Certificate of Incorporation shall be November 1, 2017, at 9:00a.m. EDT.
[signature page follows]

        IN WITNESS WHEREOF, the undersigned has executed this Amendment this 31st day of October, 2017.

/s/ CARA BIRARDI
Cara Birardi
Title: Secretary